Exhibit 99.2

中国海洋石油有限公司

CNOOC LIMITED

Press release – For Immediate Release

CNOOC Limited Announces its

2021 Business Strategy and Development Plan

(Hong Kong, February 4, 2021) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its business strategy and development plan for the year 2021.

In the extremely challenging year of 2020, under the leadership of the Board of Directors, the Company’s management, together with all staff, overcame the huge impact from low oil price and the pandemic of COVID-19. During the period, while strictly implementing pandemic prevention and control measures, the Company invested great efforts in growing its oil and gas reserves and production, further reduced costs and enhanced efficiency, promoted reform and innovation, and ensured the safety in production. Thanks to all these measures, the Company’s net production hit a record high of approximately 528 million barrels of oil equivalent (BOE) in 2020.

In 2021, the Company will continue its efforts in strengthening its resources base with targeted net production of 545-555 million BOE, of which, production from China and overseas account for approximately 68% and 32%, respectively. It also plans to drill 217 exploration wells and collect approximately 17 thousand square kilometers 3-Dimensional (3D) seismic data. 19 new projects are expected to come on stream, which mainly include Lingshui 17-2 gas fields development, Lufeng oil fields regional development, Caofeidian 6-4 oil field in offshore China, Buzzard oil field phase II in the UK and Mero I oil field in Brazil.

The Company’s total capital expenditure for 2021 is budgeted at RMB90 billion to RMB100 billion. The capital expenditures for exploration, development and production will account for approximately 17%, 61% and 20% of the total capital expenditure, respectively.

The Company’s net production for 2022 and 2023 are estimated to be 590-600 million BOE and 640-650 million BOE, respectively.

Mr. Xu Keqiang, CEO of the Company, said, “In 2021, under the theme of high-quality development, the Company will be committed to steadily increasing its oil and gas reserves and production, focusing on investment efficiency, maintaining its cost competitiveness, while actively pursuing the concept of green and low-carbon development, to create excellent returns for our shareholders.”

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Bunny Lee

Porda Havas International Finance Communications Group

Tel: +852 3150 6707

Fax: +852 3150 6728

E-mail: cnooc.hk@pordahavas.com